ORGANIGRAM GLOBAL INC. (the “Corporation”) CODE OF BUSINESS CONDUCT AND ETHICS This Code of Business Conduct and Ethics (the “Code”) was adopted by the board of directors of the Corporation (the “Board”) on August 26, 2019 and last reviewed and revised on September 26, 2025. The objective of this Code is to provide guidelines for maintaining the integrity, reputation, honesty, objectivity and impartiality of the Corporation and its subsidiaries (collectively, the “Organigram Entities”). This Code covers a wide range of business practices and procedures. It does not cover every issue that may arise, but sets out basic principles to guide all directors, managers, officers, employees and consultants of the Organigram Entities (collectively, “Organigram Personnel” or “you”). All Organigram Personnel must conduct themselves accordingly and seek to avoid even the appearance of improper behavior. This Code and specific related policies and guidelines (including the Corporation’s Insider Trading Policy) put in place from time to time by the Organigram Entities will govern your employment or other relationship with the Organigram Entities. Each Organigram Personnel must act with integrity and observe the highest ethical standards of business conduct in his, her or their dealings with the Corporation’s security holders, customers, suppliers, partners, service providers, competitors, employees and anyone else with whom he, she or they has contact in the course of performing his, her or their job. While the Code does not, and cannot, deal with every situation that may arise, the principles outlined in the Code should be seen as providing a baseline for honest and ethical decision-making. The Corporation shall ensure that each Organigram Personnel is provided with a copy of the Code and signs an acknowledgment of receipt and review in Section 5 hereto on an annual basis. If a law conflicts with a policy in this Code, Organigram Personnel must comply with the law. If a local custom or policy conflicts with this Code, Organigram Personnel must comply with this Code. If you have any questions about these conflicts, you should ask a senior officer of the Corporation how to handle the situation. Any questions regarding the Code should be addressed to your supervisor or the Chair of the Board of the Corporation. Organigram Personnel who violate the standards in this Code will be subject to disciplinary action, up to and including termination of their employment or other relationship with the Organigram Entities. If you are in a situation that you believe may violate or lead to a violation of this Code, follow the guidelines described below under “Compliance Procedures”. 1. The Code A. Compliance with Laws, Rules and Regulations (including Insider Trading Laws) Obeying the law, both in letter and in spirit, is the foundation on which the Organigram Entities’ ethical standards are built and is critical to our reputation and continued success. All Organigram

- 2 - Personnel must respect and obey the laws of the various jurisdictions in which the Organigram Entities operate and avoid even the appearance of impropriety. Although not all Organigram Personnel are expected to know the details of these laws, it is important to know enough to determine when to seek advice from senior management or other appropriate personnel. The Chair of the Board is available to assist in determining applicable legal requirements and to seek the advice of legal counsel where appropriate. Organigram Personnel must cooperate fully with those (including the Chief Executive Officer and the Chief Financial Officer) responsible for preparing reports filed with the securities regulatory authorities and all other materials that are made available to the investing public to ensure those persons are aware in a timely manner of all information that is required to be disclosed. Organigram Personnel should also cooperate fully with the independent auditors in their audits and in assisting in the preparation of financial disclosure. B. Conflicts of Interest Organigram Personnel are required to act with honesty and integrity and to avoid or fully disclose any interest, relationship or activity that may be harmful or detrimental to the Corporation’s best interests or that may give rise to real, potential or the appearance of a conflict of interest with the interests of any of the Organigram Entities. A “conflict of interest” exists when a person’s private interests interfere in any way with the interests of the Corporation. A conflict of interest can arise when Organigram Personnel take actions or have interests that may make it difficult for them to perform their work for the Corporation objectively and effectively. Conflicts of interest also may arise when Organigram Personnel or members of their families receive improper personal benefits as a result of their positions with any Organigram Entity. Conflicts of interest are prohibited as a matter of policy, except as may be approved by the board of directors of the Corporation. Conflicts of interest may not always be clear-cut. If you have a question, you should consult with your supervisor or department head. Any Organigram Personnel who become aware of a conflict or potential conflict should bring it to the attention of a supervisor and consult the procedures described below under “Compliance Procedures”. C. Confidentiality Organigram Personnel must maintain the confidentiality of confidential information entrusted to them by any Organigram Entity and persons with whom the Organigram Entities do business, except when disclosure is required by laws or regulations. Confidential information includes all non-public information that might be of use to competitors or harmful to any Organigram Entity or the person to whom it relates if disclosed. The obligation to preserve the confidentiality of confidential information continues even after Organigram Personnel cease to have a relationship with any of the Organigram Entities. Organigram Personnel who have access to confidential information are not permitted to use or share that information for trading purposes or for any other purpose except the conduct of the Organigram Entities’ business. All Organigram Personnel should read and abide by the Corporation’s Disclosure and Confidential Information Policy.

- 3 - D. Corporate Opportunities Organigram Personnel are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or positions without the consent of the Corporation’s Board and from using corporate property, information or positions for improper personal gain. No Organigram Personnel may compete with the any of the Organigram Entities directly or indirectly. Organigram Personnel owe a duty to each Organigram Entity to advance its legitimate interests when the opportunity to do so arises. E. Protection and Proper Use of the Organigram Entity Assets All Organigram Personnel should endeavor to protect the Organigram Entity assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the profitability of the Organigram Entities. Any suspected incident of fraud or theft should be reported immediately to your immediate supervisor or the Chair of the Board of the Corporation for investigation. The obligation of Organigram Personnel to protect the assets of the Organigram Entities includes the Organigram Entities’ proprietary information. Proprietary information includes any information that is not known generally to the public or would be helpful to competitors of any of the Organigram Entities. Examples of proprietary information include intellectual property (such as trade secrets, patents, trademarks and copyrights), business, marketing and service plans, designs, databases, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate the Organigram Entity policy and could be illegal and result in civil or criminal penalties. The obligation to preserve the confidentiality of proprietary information continues even after Organigram Personnel cease to have a relationship with any of the Organigram Entities. The Corporation’s assets may never be used for illegal purposes. F. Information Protection The Organigram Entities have physical and electronic safeguards in place to protect their information and all personal and confidential information entrusted to them. Organigram Personnel should use these safeguards to minimize the risk of unauthorized or accidental disclosure of such information. Unauthorized collection, use or disclosure of personal or confidential information can harm the Organigram Entities and their stakeholders and damage the trust that has been built. Breaches can be verbal, written or electronic and can be caused by error or malicious intent. If you become aware of a potential privacy, confidentiality or information security breach, you must promptly report it. G. Competition and Fair Dealing The Organigram Entities seek to excel and to outperform any competitors fairly and honestly through superior performance and not through unethical or illegal business practices. Taking proprietary information without the owner’s consent, inducing disclosure of that information by past or present employees of other persons or using that information is prohibited. Organigram Personnel should respect the rights of, and deal fairly with, the Organigram Entities’ competitors and persons with whom the Organigram Entities have a business relationship. Organigram

- 4 - Personnel should not take unfair advantage of anyone through illegal conduct, manipulation, concealment, abuse of proprietary information, misrepresentation of material facts or any other intentional unfair-dealing practice. Organigram Personnel also should not act in any manner that may be considered anti-competitive under competition or anti-trust laws. Organigram Personnel are expected to comply with the Corporation’s Anti-Money Laundering and Anti-Terrorist Financing Policy and its Anti-Bribery and Anti-Corruption Compliance Policy in place from time to time. The Corporation’s senior management and Chair of the Board are available to assist Organigram Personnel in determining the application of those laws and to seek the advice of legal counsel where appropriate. H. Gifts and Entertainment Business gifts and entertainment are customary courtesies designed to build goodwill and constructive relationships among business partners. These courtesies may include such things as meals and beverages, tickets to sporting or cultural events, discounts not available to the general public, accommodation and other merchandise or services. In some cultures, they play an important role in business relationships. However, a problem may arise when these courtesies compromise, or appear to compromise, an Organigram Entity’s ability to make fair and objective business decisions or to gain an unfair advantage. Offering or receiving any gift, gratuity or entertainment that might be perceived to unfairly influence a business relationship should be avoided. These guidelines apply at all times and do not change during traditional gift-giving seasons. No gift or entertainment should ever be offered, given, provided, authorized or accepted by any Organigram Personnel or their family members unless it is consistent with customary business practices, is not excessive in value, cannot be construed as a bribe or payoff and does not violate any laws. If a disinterested third party would be likely to believe that the gift affected your judgment, then it must not be offered, given, provided, authorized or accepted. All business dealings must be on arm’s-length terms and free from any favourable treatment resulting from the personal interests of Organigram Personnel. Strict rules apply when an Organigram Entity does business with governmental agencies and officials (as discussed in more detail below). Organigram Personnel should discuss with senior management of the Corporation any gifts or proposed gifts about which they have any questions. I. Payments to Government Personnel All Organigram Personnel must comply with all laws prohibiting improper payments to domestic and foreign officials. Other governments have laws regarding business gifts that may be accepted by government personnel. The promise, offer or delivery to an official or employee of various governments of a gift, favour or other gratuity in violation of these laws would not only violate the Organigram Entity’s policies but could also be a criminal offence. Illegal payments should not be made to government officials of any country. The Corporation’s Chair of the Board can provide guidance to Organigram Personnel in this area and seek the advice of legal counsel where appropriate.

- 5 - J. Lobbying Any contact with government personnel for the purpose of influencing legislation or rule making, including such activity in connection with marketing or procurement matters, is considered lobbying. You are responsible for knowing and adhering to all relevant lobbying laws and associated gift laws, if applicable and for compliance with all reporting requirements. You must obtain the prior approval of the Chair of the Board or Chief Executive Officer of the Corporation to lobby or authorize anyone else (for example, a consultant or agent) to lobby on behalf of any Organigram Entity, except when lobbying involves only normal marketing activities and not influencing legislation or rule making. K. Discrimination and Harassment The diversity of Organigram Personnel is a tremendous asset. The Organigram Entities are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination, violence or harassment of any kind. Examples include derogatory comments based on any prohibited grounds of the Canadian Human Rights Act including but not limited to race, ethnicity, religion, sexual orientation, age or gender and sexual advances. Violence and threatening behavior are not permitted. Organigram Personnel are encouraged to speak with their supervisor, People & Culture or the Chief Executive Officer when a co-worker’s conduct makes them uncomfortable and to report harassment when it occurs. Confidential reports of discrimination, violence or harassment can be made to the Organigram Entities’ third party incident reporting website at https://reporting.cornerstonegovernance.com and submitting a report with the Login ID: gram94OR or by phone at 1-888-650-7768. L. Health, Safety and Respect The Corporation strives to provide all Organigram Personnel with a safe and healthy work environment. All Organigram Personnel have responsibility for maintaining a safe and healthy workplace by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions to a supervisor or department head. Except as may be expressly required by your professional duties with respect to cannabis, being under the influence, and the possession, of recreational and/or illegal drugs in the workplace will not be tolerated. Organigram Personnel should report to work in condition to perform their duties, free from the influence of recreational and/or illegal drugs or alcohol. Organigram Personnel must comply with any Drug, Cannabis and Alcohol Policies adopted by the Corporation from time to time. The Corporation expects Organigram Personnel to interact with other Organigram Entity employees, customers and business partners with respect, honesty, and integrity. M. Accuracy of Records and Reporting The Organigram Entities require honest and accurate recording and reporting of information of the Corporation to make responsible business decisions. The Corporation’s accounting records are relied upon to produce reports for management, directors, managers, securityholders, governmental agencies and persons with whom the Corporation does business. All of the Corporation’s financial statements and the books, records and accounts on which they are based must appropriately reflect the Corporation’s activities and conform to applicable legal, accounting

- 6 - and auditing requirements and to the Corporation’s system of internal controls. Unrecorded or “off the books” funds or assets should not be maintained unless required by applicable law or regulation. All Organigram Personnel have a responsibility, within the scope of their positions, to ensure that the Corporation’s accounting records do not contain any false or intentionally misleading entries. The Corporation does not permit intentional misclassification of transactions as to accounts, departments or accounting records. All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper accounts and in the proper accounting period. Organigram Personnel business expense accounts must be documented and recorded accurately. If Organigram Personnel are not sure whether a certain expense is legitimate, a supervisor or department head can provide advice. General rules and guidelines are available from the Corporation’s Chief Executive Officer or Chair of the Board. Business records and communications often become public through legal or regulatory proceedings or the media. Organigram Personnel should avoid exaggeration, derogatory remarks, guesswork or inappropriate characterizations that can be misunderstood. This requirement applies equally to communications of all kinds, including e-mail, electronic chats, informal notes, internal memos and formal reports. N. Use of E-mail and Internet Services E-mail and internet services are provided to assist Organigram Personnel in carrying out their work. Incidental and occasional personal use is permitted, but never for personal gain or any improper purpose. Organigram Personnel may not access, send or download any information that could be insulting or offensive to another person, such as sexually explicit messages, cartoons, jokes, unwelcome propositions, derogatory messages based on racial or ethnic characteristics, or any other message that could reasonably be viewed as harassment. Flooding Organigram Entities’ system with junk mail and trivia hampers the ability of the system to handle legitimate business and is prohibited. Messages (including instant messaging, teams chats, SMS and voice-mail) and computer information sent, received or created by Organigram Personnel are considered property of the Organigram Entities and Organigram Personnel should recognize that these messages and information are not “private”. Unless prohibited by law, the Organigram Entities reserve the right to access and disclose those messages and information as necessary for business purposes. Organigram Personnel should use good judgment and not access, send messages or store any information that they would not want to be seen or heard by others. Organigram Personnel are expected to comply with any Social Media Policy adopted by the Corporation from time to time. O. Fraud and Similar Irregularities The Corporation’s policy prohibits fraud and establishes procedures to be followed concerning the recognition, reporting and investigation of suspected fraud. Fraud includes, but is not limited to: • Dishonest or fraudulent act;

- 7 - • Embezzlement; • Forgery or alteration of negotiable instruments such as corporate checks and drafts; • Misappropriation of Corporation, employee, customer, partner or supplier assets; • Conversion to personal use of cash, securities, supplies or any other corporate asset; • Unauthorized handling or reporting of corporate transactions; and • Falsification of the Corporation’s records or financial statements for personal or other reasons. Directors and employees are obligated to protect the Corporation’s assets and ensure their efficient use. Theft, carelessness and waste of corporate assets by Directors and employees are prohibited since such actions and conduct have a direct and negative impact on the Corporation’s profitability. All of the Corporation’s assets shall only be used for the legitimate business purposes of the Corporation. Any director, employee or agent who suspects that any fraudulent activity may have occurred is required to report such a concern to one of the following individuals: Legal Counsel, Chair of the Audit Committee, the Security Department or the Chief Financial Officer. All fraud investigations will be conducted under the direction of the Legal Department. 2. Waivers of the Code Any waiver of this Code for directors or officers may be made only by the directors of the Corporation (or a committee of the Board to whom that authority has been delegated) and will be promptly disclosed as required by law or stock exchange regulation. 3. Reporting and Illegal or Unethical Behavior Each of the Organigram Entities has a strong commitment to the conduct of its business in a lawful and ethical manner. Organigram Personnel are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation. It is the policy of the Organigram Entities to maintain confidentiality and not to allow retaliation for reports of misconduct by others made in good faith. It is, at the same time, unacceptable to file a report knowing that it is false. All Organigram Personnel are expected to cooperate in internal investigations of misconduct. 4. Compliance Procedures All Organigram Personnel must work to ensure prompt and consistent action against violations of this Code. However, in some situations it is difficult to know right from wrong. Since we cannot anticipate every situation that will arise, it is important that the Organigram Entities have a way to approach a new question or problem. These are the steps to keep in mind:

- 8 - • Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible. • Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will help you to focus on the specific question you are faced with and the alternatives you have. Use your judgement and common sense - if something seems like it might possibly be unethical or improper, it probably is. • Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem. • Discuss the problem with your manager. This is the basic guidance for all situations. In many cases, your manager will be more knowledgeable about the question and will appreciate being brought into the decision-making process. Remember that it is your manager’s responsibility to help solve problems. • Seek help from internal resources. In the rare case where it may not be appropriate to discuss an issue with your manager, or where you do not feel comfortable approaching your manager with your question, discuss it locally with your “two-up”. If that is not appropriate for any reason, contact the Corporation’s Chief Financial Officer, Chief Executive Officer or the Chair of the Board. • You may report ethical violations without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected to the extent possible. The Organigram Entities do not permit retaliation of any kind against employees for good faith reports of ethical violations. • Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act. 5. Acknowledgement of Receipt and Review I, ________________________ (name), acknowledge that on ______________________ (date), I received a copy of Organigram Global Inc.’s Code of Business Conduct and Ethics and I read it, understood it and agree to comply with it. ________________________ Signature ________________________ Printed Name ________________________ Date